The Enlightened Gourmet, Inc.

236 Centerbrook

Hamden, CT 06518

February 23, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings, Assistant Director

Re:

The Enlightened Gourmet, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Forms 10-Q for Fiscal Quarters Ended March 31 and

June 30, 2009

Filed June 22 and August 19, 2009, respectively

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in a follow-up comment letter dated November 23, 2009 relating to the above-referenced filings of The Enlightened Gourmet, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended December 31, 2008

Recent Sale of Unregistered Securities, page 16

1.

We note your response to comment three in our letter dated September 14, 2009. We further Note that you paid certain professionals and consultants stock I lieu of cash. Please revise to disclose the consideration or value of the services exchanged for the stock.

Response:

The Company will revise the second paragraph of this section to read as follows. The additional change is italicized:

During the 4th quarter of 2008, we issued a total of 9,012,785 restricted shares of our common stock to certain professionals and consultants in lieu of paying them a cumulative total of $200,431.26 in cash, for the services they provided to the Company. In connection with the foregoing, the Company relied upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering. No advertising or general solicitation was employed in offering the securities. Transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933.

The Company undertakes to make this revision in its future filings in accordance with the Staff’s comment.

2.

Please evaluate your accounting policies and financial statement preparation with respect to the following items in light of applicable authoritative guidance:

•

Convertible preferred stock and related embedded derivatives considering the guidance in SFAS 133 (ASC 815) and related abstracts, such as EITF 07-5 (ASC815-40) and EITF 00-19 (ASC 815-40), especially in light of the variable number of common shares issuable upon conversion.

•

Slotting fees paid in the form of free products and/or credits that the customer can apply against trade accounts receivable considering the guidance in paragraph 10 of EITF 01-9 (ASC 605-50-3) and EITF 00-21 (ASC 605-25), as applicable.

•

Classification of deferred financing costs in the statements of cash flows as cash flows from investing activities as opposed to financing activities.

To the extent that your accounting policies and financial statements presentation should be revised to comply with GAAP, revise your financial statements in future filings as appropriate.

Response:

The Company’s Convertible Preferred Stock (“Pfd Stock”) is convertible into shares of the Company’s common stock, or can be redeemed at a price equal to the par value of the Company’s common stock ($0.001) upon the happening of certain events and by providing the holder of the PFD Stock fifteen (15) days written notice. However, because the holder of the Pfd Stock would be at a considerable disadvantage to accepting the redemption, rather than converting into a greater number of shares, the likelihood, in the Company’s opinion, of the holder of the Pfd Stock accepting the redemption is de minimis compared to converting the Pfd Stock. Consequently, the redemption feature would not, in most foreseeable circumstances, be exercisable since it would not be advantageous for the holder of the Pfd Stock to do so. The Company, therefore, recorded the Pfd Stock in the Equity Section, rather than the Mezzanine Section of the Balance Sheet.

The Company believes it has correctly accounted for the slotting fees as a reduction of gross revenue in the income statement based upon the Company’s understanding of ASC 605-50-55-30.

Additionally, the Company believes it has appropriately netted outstanding slotting fees against gross receivables based upon the Company’s understanding of ASC 210-20-05 as each of the Company’s customers has rights of set off against amounts due that customer (i.e. slotting) by the Company.

Lastly, the Company also believes that its classification of deferred financing costs in the statements of cash flows as cash flows from financing activities rather than investing activities is correct based upon the Company’s understanding of ASC 230-10-45-15 .

3.

In future filings please expand your use of tabular presentations and narrative disclosures in the notes to facilitate an understanding of the transactions and balances reflected in the financials statements. For Example:

•

Provide debt tables that reconcile to total debt outstanding as of each balance sheet date.

•

Expand your narrative discussions of the net proceeds from debt and equity offerings in light of the financial information presented in the statements of cash flows and statements of stockholders’ deficit.

•

Disclose all noncash investing and financing activities in the supplemental disclosures provided in statements of cash flows pursuant to paragraph 32 of SFAS 95 (ASC 230-10-50-3).

•

Disclose the nature of intangible assets not subject to amortization.

•

Provide the disclosures required by SFAS 123(R) (ASC 718-10-50).

Response:

The Company will make greater use of tabular presentations and narrative discussions in an effort to make the notes to our financial statements more easily understandable. In particular the Company will (i) provide information about the Company’s indebtedness which will be easily reconcilable to the Company’s balance sheet for the respective period, (ii) provide a more detailed narrative regarding the net proceeds of the Company’s debt and equity offerings, (iii) continue to disclose all noncash investing and financing activities in the supplemental disclosures provided for in statements of cash flows pursuant to paragraph 32 of SFAS 95 (ASC 230-10-50-3), (iv) provide greater disclosure of the Company’s intangible asset and the related annual impairment review, and (v) continue to provide disclosure about the Company’s equity compensations plans pursuant to SFAS 123(R) (ASC 718-10-50).

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Alexander L Bozzi, III

President

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